Exhibit 99.1

media release

SMART Reports Second Quarter 2016 Financial Results

•	Revenue ─ $103.6 million
•	Adjusted EBITDA ─ $6.8 million
•	Net Loss ─ $1.3 million Adjusted; $9.0 million GAAP

CALGARY, Alberta --- November 5, 2015 --- SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its second quarter ended September 30, 2015.

"Our second quarter financial results were in line with our expectations,” said Neil Gaydon, President and CEO of SMART. “While SMART kapp continues to receive positive reception at trade shows and with distributors, actual sales were below our forecast. On that basis, we have acted decisively to reduce annual expenses, many of which were kapp-centric, by approximately $25 million on an annualized basis. We believe that these actions have aligned our cost structure with our revised forecast, while allowing continued investment in core Education and Enterprise business operations and R&D to remain largely untouched. This will help secure an effective operating model for SMART, as well as sufficient liquidity and cash flow for fiscal year 2017. In October we also announced the Board’s decision to undertake a strategic review of our company with a view to increasing shareholder value. The strategic review is still in its very early stages. We believe that the decisive steps we have recently undertaken will play an important role in supporting success over the longer term."

Mr. Gaydon continued, "For the third quarter, we expect revenue of $80 million to $90 million and Adjusted EBITDA between breakeven and $5 million."

GAAP Results
(US$ millions except	Three months ended September 30,		Six months ended September 30,
per share amounts)	2015	2014	2015	2014
Revenue	$103.6	$129.2	$202.3	$266.7
Net (loss) income	$(9.0)	$12.3	$(11.3)	$24.4
EPS (diluted)	$(0.07)	$0.10	$(0.09)	$0.19

Non-GAAP Results
(US$ millions except	Three months ended September 30,		Six months ended September 30,
per share amounts)	2015	2014	2015	2014
Adjusted Revenue	$103.6	$113.1	$202.3	$234.2
Adjusted Gross Margin	$37.5	$46.4	$73.7	$92.9
Adjusted EBITDA	$6.8	$12.9	$9.3	$21.6
Adjusted Net (Loss) Income	$(1.3)	$4.6	$(4.2)	$2.3
Adjusted EPS (diluted)	$(0.01)	$0.04	$(0.03)	$0.02

Conference Call Information

SMART will host a conference call today, November 5, 2015, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company's financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America). A replay of this call will be available through November 15, 2015, by dialing 855.859.2056 or 800.585.8367 (North America), or 404.537.3406 (outside North America). The conference ID and replay pass code is 57009343. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART's website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm.

About SMART

SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in simple and intuitive solutions that enable more natural collaboration. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and businesses around the globe. To learn more, visit smarttech.com.

1

SMT-F

Forward-looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as "expect", "intend", "plan", “predict”, "believe", "project", "estimate", "anticipate", "may", "will", “should”, “could”, “risk”, "continue", “further”, “seek”, “ongoing”, “commit” or similar words or statements or by discussions of strategy, plans, objectives, goals, future events or intentions. This press release contains forward-looking statements pertaining to future events and our business, financial condition, financial performance (including guidance regarding third quarter FY16 revenue, and Adjusted EBITDA), results of operations and plans and, in particular, the future performance of the company, our ability to ensure continued investment in core Education and Enterprise business operations and R&D remain largely untouched, our ability to secure an effective operating model for SMART, as well as sufficient liquidity and cash flow for fiscal year 2017, expectation that we will achieve annualized cost savings of $25 million on a go forward basis, and our expected third quarter revenue of $80 million to $90 million and Adjusted EBITDA between breakeven and $5 million.

All forward-looking statements address matters that involve known and unknown risks, uncertainties and assumptions, many of which are beyond our control. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2015, which can be accessed on the SEDAR website at www.sedar.com or on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Although we believe that the assumptions inherent in the forward-looking statements contained in this presentation and the accompanying verbal presentation are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Non-GAAP measures

In the second quarter of fiscal 2016, we changed our definition of Adjusted Revenue from revenue adjusted for the change in deferred revenue balances during the period to revenue adjusted for the accelerated deferred revenue recognized as a result of the change in accounting estimate as discussed below.

We calculate Adjusted Gross Margin by subtracting cost of sales from Adjusted Revenue.

We define Adjusted Net (Loss) Income as net (loss) income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, accelerated deferred revenue recognized, amortization of intangible assets, gains or losses related to the liquidation of foreign subsidiaries and gains or losses related to the sale of long-lived assets, all net of tax.

We calculate Adjusted Net (Loss) Income per share by dividing Adjusted Net (Loss) Income by the average number of basic and diluted shares outstanding during the period.

We define Adjusted EBITDA as Adjusted Net Income before interest expense, income taxes, depreciation and other income.

Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA, Adjusted Net (Loss) Income and Adjusted Net (Loss) Income per share are non-GAAP measures and should not be considered as alternatives to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA, Adjusted Net (Loss) Income and other non-GAAP measures have inherent limitations, and the reader should therefore not place undue reliance on them.

2

Due to the change in accounting estimate as a result of the reduction in the support period for previously sold products discussed in Note 1(a) in the unaudited interim consolidated financial statements, we chose to use the non-GAAP measures Adjusted Revenue and Adjusted Gross Margin. The significant impact in prior years related to this change in accounting estimate ended in the fourth quarter of fiscal 2015. Although this will no longer have a significant impact on our fiscal 2016 financial results, we will continue to use Adjusted Revenue and Adjusted Gross Margin for comparative purposes. We use Adjusted Revenue and Adjusted Gross Margin as key measures to provide additional insights into the operational performance of the Company and to help clarify trends affecting the Company’s business.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business after removing the effects of both our leveraged capital structure and the volatility associated with the foreign currency exchange rates on our U.S. dollar-denominated debt. We also use Adjusted Net (Loss) Income to assess the performance of the business after removing the after-tax impact of stock-based compensation, costs of restructuring, foreign exchange gains and losses, accelerated deferred revenue recognized, amortization of intangible assets and gains or losses related to the sale of long-lived assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures, but such measures may not be directly comparable to ours. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of payments made under our incentive compensation plans. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net (Loss) Income as supplemental measures to evaluate the overall operating performance of companies.

Adjusted EBITDA and Adjusted Net (Loss) Income are not affected by the change in accounting estimate related to revenue recognition.

3

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations

(millions of U.S. dollars, except for shares and per share amounts)

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
Consolidated Statements of Operations
Revenue	$103.6	$129.2	$202.3	$266.7
Cost of sales	66.1	66.7	128.6	141.3
Gross margin	37.5	62.5	73.7	125.4
Operating expenses
Selling, marketing and administration	22.3	25.2	47.1	53.2
Research and development	9.4	10.0	20.6	22.7
Depreciation and amortization	2.3	2.9	4.8	6.0
Restructuring costs	0.7	0.0	0.9	2.3
Operating income	2.7	24.4	0.3	41.1
Non-operating expenses (income)
Interest expense	4.7	5.1	9.3	10.2
Foreign exchange loss	7.1	4.6	5.2	0.0
Other income	(0.0)	(0.0)	(0.1)	(0.6)
(Loss) income before income taxes	(9.1)	14.7	(14.1)	31.5
Income tax (recovery) expense	(0.1)	2.4	(2.8)	7.1
Net (loss) income	$(9.0)	$12.3	$(11.3)	$24.4
(Loss) earnings per share
Basic	$(0.07)	$0.10	$(0.09)	$0.20
Diluted	$(0.07)	$0.10	$(0.09)	$0.19
Weighted-average number of shares outstanding
Basic	122,019,418	121,592,503	121,923,927	121,443,284
Diluted	122,019,418	126,729,300	121,923,927	126,873,353
Period end number of shares outstanding	122,429,920	121,599,011	122,429,920	121,599,011

Amounts in this table may not sum due to rounding.

4

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	Sept 30, 2015	Mar 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$31.1	$54.5
Trade receivables, net of allowance for receivables of $3.3 and $4.4	65.0	61.6
Income taxes recoverable	7.6	7.4
Inventory	86.1	51.6
Deferred income taxes	10.0	8.1
Other current assets	6.5	6.5
	206.3	189.6

Property and equipment	47.4	54.7
Deferred income taxes	9.3	8.3
Deferred financing fees	1.9	2.5
Other long-term assets	0.5	0.6
	$265.4	$255.8

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities
Accounts payable	$37.8	$18.7
Accrued and other current liabilities	42.5	44.3
Deferred revenue	15.1	13.1
Current portion of capital lease obligation	1.1	1.1
Current portion of long-term debt	11.7	10.2
	108.2	87.4

Long-term debt	95.9	96.3
Capital lease obligation	50.3	53.8
Deferred revenue	13.5	11.8
Other long-term liabilities	0.7	0.9
	268.5	250.3
Shareholders' (deficit) equity
Share capital	695.7	695.3
Accumulated other comprehensive loss	4.0	2.7
Additional paid-in capital	49.7	48.6
Accumulated deficit	(752.4)	(741.2)
	(3.1)	5.5
	$265.4	$255.8

Amounts in this table may not sum due to rounding.

5

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Six months ended September 30,
	2015	2014
Cash (used in) provided by
Operations
Net (loss) income	$(11.3)	$24.4
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities
Depreciation and amortization	6.7	8.8
Amortization of deferred financing fees	0.5	0.5
Amortization of long-term debt discount	0.8	0.5
Stock-based compensation expense	1.3	1.9
Unrealized loss (gain) on foreign exchange	4.2	(2.2)
Deferred income tax (recovery) expense	(3.9)	8.0
Gain on liquidation of foreign subsidiary	—	(0.4)
Other	(0.0)	0.0
Changes in operating assets and liabilities:
Trade receivables	(3.5)	15.8
Inventory	(39.9)	14.7
Other current assets	(0.9)	1.5
Income taxes recoverable	(0.9)	(4.6)
Accounts payable, accrued and other current liabilities	20.6	(34.1)
Deferred revenue	5.3	(25.1)
Cash (used in) provided by operating activities	(21.0)	9.8

Investing
Capital expenditures	(2.1)	(4.1)
Proceeds from sale of long-lived assets	—	0.1
Cash used in investing activities	(2.1)	(4.0)

Financing
Proceeds from long-term debt	5.0	5.0
Repayment of long-term debt	(4.7)	(9.7)
Repayment of capital lease obligation	(0.5)	(0.6)
Participant Equity Loan Plan	0.0	0.2
Other	—	0.0
Cash used in financing activities	(0.2)	(5.0)
Effect of exchange rate changes on cash and cash equivalents	(0.0)	(0.6)
Net (decrease) increase in cash and cash equivalents	(23.3)	0.0
Cash and cash equivalents, beginning of period	54.5	58.1
Cash and cash equivalents, end of period	$31.0	$58.2

Amounts in this table may not sum due to rounding.

6

For more information, please contact:

Investor contact

Jody Kehler

Investor Relations Manager

SMART Technologies Inc.

+ 1.403.407.5486

JodyKehler@smarttech.com

Media contact

Robin Raulf-Sager

Director, Corporate Communications

SMART Technologies Inc.

+1.403.407.4225

RobinRaulf-Sager@smarttech.com

© 2015 SMART Technologies. SMART kapp, kapp iQ, SMART Board 6065, SMART amp, Notebook Advantage, SMART Room System, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

7